SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N/A

China Distance Education Holdings Limited

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated May 16, 2012	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Ping Wei
Name:	Ping Wei
Title:	Chief Financial Officer

Date: May 17, 2012

Exhibit 99.1

CHINA DISTANCE EDUCATION HOLDINGS LIMITED REPORTS SECOND QUARTER 2012 RESULTS

Revenue increased by 36.7% year-over-year, exceeding guidance

Gross profit increased by 49.3% year-over-year

Non-GAAP EPS more than doubled to US$0.086 per ADR

BEIJING, China, May 16, 2012 — China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education in China focusing on professional education, reported today its unaudited financial results for the second quarter of fiscal year 2012 ended March 31, 2012.

Second Quarter Fiscal 2012 Business and Financial Highlights:

•	Total course enrollments from continuing operations was 293,000, an increase of 27.7% from the second quarter of fiscal 2011.

•	Net revenues from continuing operations increased 36.7% over the second quarter of fiscal 2011 to US$12.3 million.

•	Gross profit from continuing operations increased 49.3% from the second quarter of fiscal 2011 to US$7.02 million.

•	Non-GAAP[1] gross profit from continuing operations increased 39.9% over the second quarter of fiscal 2011 to US$7.03 million.

•

Gross profit margin from continuing operations was 56.9%, compared to 52.1% in the second quarter of fiscal 2011. Non-GAAP gross profit margin from continuing operations was 57.0%, compared to 55.7% in the same period last year.

•

Operating income from continuing operations was US$3.2 million, compared to US$0.3 million in the second quarter of fiscal 2011. Non-GAAP operating income from continuing operations was US$3.3 million, compared to US$1.2 million in the second quarter of fiscal 2011.

•	Net income was US$2.8 million, compared to US$0.5 million in the second quarter of fiscal 2011.

•	Non-GAAP[1] net income was US$2.9 million, compared to US$1.4 million in the second quarter of fiscal 2011.

•

Basic net income per American Depositary Share (“ADS”) was US$0.083, compared to basic net income per ADS of US$0.013 for the second quarter of fiscal 2011. Diluted net income per ADS was US$0.082, compared to diluted net income per ADS of US$0.013 for the second quarter of fiscal 2011. Each ADS represents four ordinary shares.

•

Basic non-GAAP[1] net income per ADS was US$0.086, compared to basic non-GAAP[1] net income per ADS of US$0.040 for the second quarter of fiscal 2011. Diluted non-GAAP[1] net income per ADS was US$0.085, compared to diluted non-GAAP[1] net income per ADS of US$0.040 for the second quarter of fiscal 2011.

For more information about the non-GAAP financial measures contained in this press release, please see “Use of Non-GAAP Financial Measures” below.

•

Deferred revenue and refundable fees balance was US$15.8 million, a 3.6% increase from the balance of US$15.2 million for the first quarter of fiscal 2012 and a 19.5% increase from the second quarter of fiscal 2011.

Commenting on the results, Mr. Zhengdong Zhu, Chairman and Chief Executive Officer said, “We are very pleased to report another quarter of healthy top- and bottom-line growth, building on the momentum we have gained in recent quarters. Supported by steady enrollment growth across our core online education courses and increasing pricing power, revenue for the quarter again exceeded guidance. Our results demonstrate the robust underlying demand for high quality online training and educational services and the growing strength of our brand power in China’s education market. We are also pleased to see that our recent initiatives, including our newly launched high definition courseware and mobile learning platform, are helping to drive incremental enrollment growth across our course offerings, while also supporting growth in average student payments. These new services highlight our innovative and student-focused approach which we believe will help to further strengthen our industry leading position for years to come.

“While overall market conditions and student demand remain healthy, some major Accounting Professional Qualification Examination, or “APQE”, originally scheduled for May have been delayed to October. At the same time we are still awaiting the release of the official policy on this year’s CPA exams, including the exam dates, registration timeline and text books. The release of this information is already more than six weeks behind the usual schedule. Consequently, we anticipate a shift in the timing of enrollments and revenue recognition for APQE and CPA exams. Specifically, a significant portion of APQE revenue that we had expected to record in the third fiscal quarter will shift into next fiscal year, and post-exam APQE enrollment will also be delayed until next fiscal year. The delayed release of CPA exam policy for this year may also affect both the timing and the amount of revenue we may earn in the remainder of this fiscal year. While the delayed timing of these exams will impact our results, we believe that these regulatory changes are a one-time event and such changes will only affect the timing of the revenue contribution related to these exams.

“We believe that the continuing strength of our other accounting and non-accounting courses will help to partially offset the near-term impact from these delays. The continued diversification of our business in recent years and the growing momentum of our recent initiatives have helped us to develop a more robust platform with multiple sustainable revenue streams. As a result, we still expect to achieve our revenue guidance for the full year of 20-30% revenue increase year-over-year.”

Ms. Ping Wei, Chief Financial Officer of CDEL, commented, “Our performance in the second quarter has again demonstrated the scalability of our business model as we registered another quarter of strong top- and bottom-line growth. Both our gross and net margin continue to expand at a healthy pace while cash flow has also continued to increase, registering a US$4.8 million increase in the second quarter.

“The delayed timing of the AQPE exams and the delayed release of CPA exam policy will result in about 15-20% of third-quarter revenue being delayed to later quarters. On a fiscal year basis, APQE alone will result in the delayed recognition of at least US$1.8 million in revenue into fiscal 2013. As most of our costs and expenses are fixed, the impact to our bottom line for the next quarter and for fiscal year 2012 will be even more significant.”

“Nonetheless, as most of our other education verticals are growing at a particularly high rate, and as we continue to tightly control our costs and expenses, we remain confident that despite these unexpected delays, we will still maintain net profit growth in-line with our revenue growth in fiscal year 2012.”

Fiscal Second Quarter 2012 Unaudited Financial Results

Net Revenues. Total net revenues from continuing operations for the second quarter of fiscal 2012 were US$12.3 million, representing a year-over-year increase of 36.7% from US$9.0 million in the second quarter of fiscal 2011.

Online education services net revenues for the second quarter of fiscal 2012 were US$9.2 million, an increase of 36.4% from the second quarter of fiscal 2011. The increase was a result of increased revenue in all major test preparation courses. Such increase was partially offset by decreased revenue from accounting continuing education courses primarily as it is low enrollment season for continuing education courses.

Net revenues from books and reference materials for the second quarter of fiscal 2012 were US$1.3 million after reallocating the delivery of online course services deliverable of US$0.2 million as online education services net revenues, almost unchanged from the second quarter of fiscal 2011.

Net revenues from others increased by 86.6% year-over-year to US$1.9 million for the second quarter of fiscal 2012 from US$1.0 million in the same period last year. The increase was a result of increased revenue in courseware production services, offline business start-up training courses provided by Zhengbao Yucai and other offline supplementary training courses. Such increase was partially offset by decreased revenue from magazine content production services.

Cost of Sales. Cost of sales from continuing operations for the second quarter of fiscal 2012 was US$5.32 million, representing a 23.0% increase over the second quarter of fiscal 2011. Non-GAAP1 cost of sales from continuing operations for the second quarter of fiscal 2012 was US$5.31 million, an increase of 32.7% over the same period last year. The increase in cost of sales was primarily due to the increased salaries and related expenses, and lecturer fees. Such increase was partially offset by decreased cost of books and reference materials.

Gross Profit and Gross Margin. Gross profit from continuing operations for the second quarter of fiscal 2012 was US$7.02 million, representing a 49.3% increase from US$4.7 million in the same period last year. Non-GAAP1 gross profit from continuing operations was US$7.03 million, an increase of 39.9% year-over-year. Gross profit margin from continuing operations for the second quarter of fiscal 2012 was 56.9%, compared to 52.1% in the second quarter of fiscal 2011. Non-GAAP1 gross profit margin from continuing operations for the second quarter of fiscal 2012 expanded to 57.0%, compared to 55.7% in the same period last year as we continue to leverage on our highly scalable online revenue model.

Operating Expenses. Total operating expenses from continuing operations for the second quarter of fiscal 2012 were US$3.8 million, a decrease of 13.3% year-over-year. Non-GAAP1 operating expenses from continuing operations were US$3.7 million, representing a year-over-year decrease of 2.2%.

Selling expenses from continuing operations amounted to US$1.72 million for the second quarter of fiscal 2012, representing a 11.9% decrease year-over-year. Non-GAAP1 selling expenses from continuing operations were US$1.71 million, a 7.2% decrease from the same period last year primarily as a result of decreased advertising and promotional activities and commissions to our agents as we continue to refine the collaboration model with our online distribution partners. Such decrease was partially offset by increased salaries and related expenses.

General and administrative expenses from continuing operations were US$2.1 million in the second quarter of fiscal 2012, representing a 14.4% decrease year-over-year. Non-GAAP1 general and administrative expenses from continuing operations were US$2.0 million, an increase of 2.5% year-over-year primarily due to increased salaries and related expenses. Such increase was partially offset by decreased professional fees.

Income Tax Expenses. Income tax expenses for the second quarter of fiscal 2012 were US$0.7 million, compared with US$0.1 million in the same period last year.

Net Income from continuing operations attributable to China Distance Education Holdings Limited. Net income from continuing operations was US$2.8 million for the second quarter of fiscal 2012, compared to net income from continuing operations of US$0.5 million in the same period last year. Non-GAAP1 net income from continuing operations for the second quarter of fiscal 2012 was US$2.9 million, compared to non-GAAP1 net income from continuing operations of US$1.4 million in the same period last year.

Net Income (Loss) from discontinued operations attributable to China Distance Education Holdings Limited. Net income from discontinued operations was US$0.02 million for the second quarter of fiscal 2012, compared to net loss from discontinued operations of US$0.01 million in the same period last year.

Net Income. Net income was US$2.8 million for the second quarter of fiscal 2012, compared to net income of US$0.4 million in the same period last year. Non-GAAP1 net income for the second quarter of fiscal 2012 was US$2.9 million, compared to non-GAAP net income of US$1.4 million in the same period last year.

Operating Cash Flow. Net operating cash inflow for the second quarter of fiscal 2012 was US$4.8 million, compared to a net operating cash inflow of US$2.7 million in the same period last year. The increase was primarily the result of increased profit generated in the quarter, decrease in accounts receivable and deferred cost, increase in income tax payable, and higher deferred revenue and refundable fees balance resulted primarily from increased payments by our students to obtain our courses. Such increase was partially offset by increase in prepayment and other current assets, and inventories.

Cash and Cash Equivalents, Term Deposits and Restricted Cash. Cash and cash equivalents, term deposits and restricted cash as of March 31, 2012 increased to US$54.5 million from US$49.7 million as of December 31, 2011 primarily due to US$4.8 million of operating cash flow generated from operations in the quarter, partially offset by US$0.5 million of capital expenditures.

Third Quarter Fiscal 2012 Guidance — The Company expects to generate total net revenues from continuing operations for the third quarter of fiscal 2012 in the range of US$12.3 million to US$13.3 million, as compared to net revenues from continuing operations of US$12.1 million in the third quarter of fiscal 2011, representing a 2% to 10% year-over-year increase. This represents our current and preliminary view, which is subject to change.

Conference Call

China Distance Education Holdings Limited senior management will host a conference call at 8:00 am (Eastern) / 5:00 am (Pacific) / 8:00 pm (Beijing/Hong Kong) on May 17, 2012 to discuss its second fiscal quarter 2012 financial results and recent business activity. The conference call may be accessed by calling +1 866 519 4004 (US), 800 930 346 (Hong Kong), 800 819 0121 (China Land-line), 400 620 8038 (China Mobile), or 0 808 234 6646 (UK). The pass code is CDEL.

A telephone replay will be available shortly after the call until May 24, 2012 at +1 866 214 5335 (US), 800 901 596 (Hong Kong), 10 800 714 0386 (China North), 10 800 140 0386 (China South), or 0 800 731 7846 (UK). The Pass code is 76311305.

A live webcast of the conference call and replay will be available on the investor relations page of China Distance Education Holdings Limited’s website at:

http://ir.cdeledu.com/versions/Financials_en/EarningsAnnouncements_en.html

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education in China focusing on professional education. The courses offered by the Company through its websites are designed to help professionals and other course participants obtain and maintain the skills, licenses and certifications necessary to pursue careers in China in the areas of accounting, law, healthcare, construction engineering, and other industries. The Company also offers online test preparation courses to self-taught learners pursuing higher education diplomas or degrees and to secondary school and college students preparing for various academic and entrance exams. In addition, the Company offers online foreign language courses and offline business start-up training courses. For further information please visit http://ir.cdeledu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “potential,” “continue,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “is/are likely to,” “estimate” and similar statements. Among other things, the outlook for the third quarter of the fiscal year 2012 and the quotations from management in this announcement, the impact on us of the delayed timing of the APQE and CPA exams, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and growth strategies; our future prospects and market acceptance of our online and offline courses and other products and services; our future business development and results of operations; projected revenues, profits, earnings and other estimated financial information; projected enrollment numbers; our plans to expand and enhance our online and offline courses and other products and services; competition in the education and test preparation markets; and Chinese laws, regulations and policies, including those applicable to the Internet and Internet content providers, the education and telecommunications industries, mergers and acquisitions, taxation and foreign exchange.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the SEC. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Use of Non-GAAP Financial Measures

To supplement the Company’s consolidated financial results presented in accordance with U.S. generally accepted accounting principles, or GAAP, the Company uses the following measures defined as non-GAAP financial measures: non-GAAP net income, operating income, gross profit, cost of sales, selling expenses, general and administrative expenses, net income margin, operating margin, gross profit margin and basic and diluted earnings per ADS and per share. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to comparable GAAP measures” set forth at the end of this release.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of excluding share-based compensation expenses from the above-mentioned line items and presenting these non-GAAP measures is that such charges may continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for this limitation by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this release provides more detail on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts:

China Distance Education Holdings Limited Lingling Kong, IR manager Tel: +86-10-8231-9999 ext1805 Email: IR@cdeledu.com	Investor Relations (HK): Mahmoud Siddig, Managing Director Taylor Rafferty Tel: +852 3196 3712 Email: cdel@taylor-rafferty.com

Financial Tables Follow

China Distance Education Holdings Limited

Consolidated Balance Sheets

(in thousands of US Dollars, except number of shares and per share data)

	September 30, 2011	March 31, 2012
	(Derived from audited)	(Unaudited)
Assets:
Current assets:
Cash and cash equivalents	49,738	46,459
Term deposit	7,839	7,940
Restricted cash	2,676	90
Accounts receivable, net of allowance for doubtful accounts of US$3,190 and US$3,250 as of September 30, 2011 and March 31, 2012, respectively	4,661	3,435
Inventories	363	692
Prepayment and other current assets	2,861	3,878
Deferred tax assets, current portion	1,556	1,555
Deferred cost	1,868	1,533
Current assets of discontinued operations	2,306	1,649

Total current assets	73,868	67,231

Non-current assets:
Property, plant and equipment, net	8,586	8,791
Goodwill	7,403	7,496
Other intangible assets, net	2,382	1,993
Deposit for purchase of non-current assets	242	217
Long term loan to employees	—	3,918
Deferred tax assets, non-current portion	668	611
Other non-current assets	729	968

Total non-current assets	20,010	23,994

Total assets	93,878	91,225

Liabilities and equity:
Current liabilities:
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$5,738 and US$6,877 as of September 30, 2011 and March 31, 2012, respectively)	6,514	7,625
Dividend payable (including dividend payable of the consolidated VIE without recourse to China Distance Education Holdings Limited of nil and nil as of September 30, 2011 and March 31, 2012, respectively)	—	348
Income tax payable (including income tax payable of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$2,170 and US$2,314 as of September 30, 2011 and March 31, 2012, respectively)	2,329	2,212
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$7,848 and US$13,553 as of September 30, 2011 and March 31, 2012, respectively)	7,861	13,555
Refundable fees (including refundable fees of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$2,580 and US$2,222 as of September 30, 2011 and March 31, 2012, respectively)	2,580	2,222
Current liabilities of discontinued operations (including current liabilities of discontinued operations of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$1,860 and US$945 as of September 30, 2011 and March 31, 2012, respectively)	1,860	945

Total current liabilities	21,144	26,907

Total liabilities	21,144	26,907

Equity:
Ordinary shares (par value of US$0.0001 per share at September 30, 2011 and March 31, 2012, respectively; Authorized—480,000,000 shares at September 30, 2011 and March 31, 2012; Issued and outstanding—127,800,673 and 135,557,585 shares at September 30, 2011 and March 31, 2012, respectively)	13	14
Additional paid-in capital	78,804	66,669
Accumulated other comprehensive income	4,221	4,770
Cumulative deficits	(10,304)	(7,135)

Total China Distance Education Holdings Limited shareholders’ equity	72,734	64,318

Total equity	72,734	64,318

Total liabilities and equity	93,878	91,225

China Distance Education Holdings Limited

Unaudited Consolidated Statements Of Operations

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Three Months Ended March 31,
	2011	2012

Sales, net of business tax, value-added tax and related surcharges:
Online education services	6,747	9,202
Books and reference materials	1,285	1,280
Others	993	1,853

Total net revenues	9,025	12,335

Cost of sales
Cost of services	(3,586)	(4,683)
Cost of tangible goods sold	(739)	(637)

Total cost of sales	(4,325)	(5,320)

Gross profit	4,700	7,015

Operating expenses
Selling expenses	(1,948)	(1,717)
General and administrative expenses	(2,422)	(2,073)

Total operating expenses	(4,370)	(3,790)
Other operating income	2	—

Operating income	332	3,225

Interest income	198	229
Exchange loss	(26)	(16)

Income before income taxes	504	3,438
Less: Income tax expense	(101)	(658)

Net income from continuing operations	403	2,780
Net loss of continuing operations attributable to noncontrolling interest	58	—

Net income from continuing operations attributable to China Distance Education Holdings Limited	461	2,780

Net income (loss) from discontinued operations attributable to China Distance Education Holdings Limited, net of tax	(12)	21

Net income attributable to China Distance Education Holdings Limited	449	2,801

Net income (loss) per share:
Net income (loss) attributable to China Distance Education Holdings Limited shareholders
Basic from continuing operations	0.003	0.021
Basic from discontinued operations	(0.000)	0.000

Basic	0.003	0.021

Diluted from continuing operations	0.003	0.021
Diluted from discontinued operations	(0.000)	0.000

Diluted	0.003	0.021

Net income (loss) per ADS:
Net income (loss) attributable to China Distance Education Holdings Limited shareholders
Basic from continuing operations	0.013	0.082
Basic from discontinued operations	(0.000)	0.001

Basic	0.013	0.083

Diluted from continuing operations	0.013	0.082
Diluted from discontinued operations	(0.000)	0.000

Diluted	0.013	0.082

Weighted average shares used in calculating net income (loss) per share:
Basic	136,461,653	135,562,521
Diluted	136,555,042	136,024,388

China Distance Education Holdings Limited

Unaudited Reconciliation of non-GAAP measures to comparable GAAP measures from continuing operations

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Three Months Ended March 31
	2011	2012

Cost of sales	4,325	5,320
Share-based compensation expense in cost of sales	325	13
Non-GAAP cost of sales	4,000	5,307

Selling expenses	1,948	1,717
Share-based compensation expense in selling expenses	108	10
Non-GAAP selling expenses	1,840	1,707

General and administrative expenses	2,422	2,073
Share-based compensation expense in general and administrative expenses	479	81
Non-GAAP general and administrative expenses	1,943	1,992

Gross profit	4,700	7,015
Share-based compensation expenses	325	13
Non-GAAP gross profit	5,025	7,028

Gross profit margin	52.1%	56.9%
Non-GAAP gross profit margin	55.7%	57.0%

Operating income	332	3,225
Share-based compensation expenses	912	104
Non-GAAP operating income	1,244	3,329

Operating margin	3.7%	26.1%
Non-GAAP operating margin	13.8%	27.0%

Net income attributable to China Distance Education Holdings Limited	461	2,780
Share-based compensation expenses	912	104
Non-GAAP net income attributable to China Distance Education Holdings Limited	1,373	2,884

Net income margin attributable to China Distance Education Holdings Limited	5.1%	22.5%
Non-GAAP net income margin attributable to China Distance Education Holdings Limited	15.2%	23.4%

Net income per share—basic	0.003	0.021
Net income per share—diluted	0.003	0.021
Non-GAAP net income per share—basic	0.010	0.021
Non-GAAP net income per share—diluted	0.010	0.021

Net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.013	0.082
Net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.013	0.082
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.040	0.085
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.040	0.085

Weighted average shares used in calculating basic net income per share	136,461,653	135,562,521
Weighted average shares used in calculating diluted net income per share	136,555,042	136,024,388
Weighted average shares used in calculating basic non-GAAP net income per share	136,461,653	135,562,521
Weighted average shares used in calculating diluted non-GAAP net income per share	136,555,042	136,024,388

Note 1: Each ADS represents four ordinary shares